November 30, 2006

VIA FAX AND EDGAR

Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	The Hershey Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed February 28, 2006
File No. 1-00183

Dear Mr. Skinner:

We have reviewed the comments contained in your letter dated November 20, 2006, concerning The Hershey Company’s Form 10-K for the fiscal year ended December 31, 2005. In preparing our 2005 Form 10-K, we believe we complied with the requirements of Regulation S-K, Item 10(e) pertaining to the use of non-GAAP financial measures. We believe we have also complied with guidance provided by the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. However, considering the Staff’s comments, we will revise our disclosures in future filings. We are providing responses to each of your comments. We appreciate the assistance of the Staff in helping us to ensure compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.

For your convenience, we set forth each comment from your comment letter in bold typeface. Below each comment we have made reference to each of the relevant requirements of Regulation S-K, Item 10(e) to facilitate our responses.

Brad Skinner
November 30, 2006

Form 10-K for the year ended December 31, 2005

Selected Financial Data, page 12

1.
We note your disclosure of the non-GAAP measures “adjusted net income as a percent of net sales,” “adjusted operating return on average stockholders’ equity,” and “adjusted operating return on average invested capital.” Amend your filing to identify these measures as non-GAAP measures and to add the disclosure required by Regulation S-K, Item 10(e). Alternatively, you may identify these measures here as non-GAAP measures and indicate where the required disclosure may be found elsewhere in your filing. Also explain how these measures are calculated.

Item 10(e)(1)(i)(A) A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP)

We advise the Staff that “Adjusted Net Income as a Percent of Net Sales,” “Adjusted Operating Return on Average Stockholders’ Equity” and “Adjusted Operating Return on Average Invested Capital” are non-GAAP measures and such measures are appropriately cross-referenced to and described in note (d) to the Six-Year Consolidated Financial Summary on page 13. These non-GAAP measures are presented on page 12 with the most directly comparable financial measure calculated and presented in accordance with GAAP, “Net Income as a Percent of Net Sales, GAAP Basis,” “Operating Return on Average Stockholders’ Equity, GAAP Basis” and “Operating Return on Average Invested Capital, GAAP Basis,” respectively.

The calculation of these measures, both on a GAAP Basis and Adjusted, is explained in note (d) on page 13 and, for Operating Return on Average Stockholders’ Equity and Operating Return on Average Invested Capital, is also explained under RETURN MEASURES on page 36.

A recap of the calculation of these measures is as follows:

•	Net Income as a Percent of Net Sales, GAAP Basis is calculated by dividing Net Income by Net Sales for all years as presented in accordance with GAAP on page 12.
•
Operating Return on Average Stockholders’ Equity, GAAP Basis is calculated by dividing Net Income by the average of beginning and ending Stockholders’ Equity for all years as presented in accordance with GAAP on page 12.

•
Operating Return on Average Invested Capital, GAAP Basis is calculated by dividing Net Income less the after-tax effect of interest on long-term debt by average invested capital consisting of the annual average of beginning and ending balances of long-term debt, deferred income taxes and stockholders’ equity. All amounts used in the calculation were determined in accordance with GAAP.

Brad Skinner
November 30, 2006

The calculation method for the Adjusted measures is identical to the calculation on a GAAP basis, however, as indicated in note d., the Adjusted measures “have been calculated using Net Income, excluding the after-tax impacts of the elimination of amortization of indefinite-lived intangibles for all years, the reduction of the provision for income taxes resulting from the adjustment of the income tax contingency reserves in 2004, the after-tax effect of the 2005, 2003, 2002 and 2001 Business Realignment and Asset Impairments Charges, the after-tax effect of incremental expenses to explore the possible sale of the Company in 2002, the 2003 and 2001 Gain on the Sale of Businesses and the 2000 gain on the sale of certain corporate aircraft.”

We believe that the calculation of these measures is explained in Management’s Discussion and Analysis under Return Measures. However, in future filings we will clearly identify these measures as non-GAAP measures and indicate where the required disclosures may be found elsewhere in our filing.

Item 10(e)(1)(i)(B) A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section

For the years 2005, 2004 and 2003, a quantitative reconciliation of the most directly comparable measure presented in accordance with GAAP to Income Excluding Items Affecting Comparability, the amount used in the calculation of the Adjusted measures, is presented in the table on page 15. Although the amounts used in the adjustment of Net Income for years 2000 through 2002 were provided in previous filings, a quantitative reconciliation was not provided for those years in our Form 10-K for 2005. We will provide such quantitative reconciliation for all years for which non-GAAP measures are presented in future filings.

Item 10(e)(1)(i)(C) A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations

A statement disclosing the reasons why we believe that presentation of the non-GAAP financial measures provides useful information to investors regarding our financial condition and results of operations is presented on page 15, as follows:

“The Company believes the presentation of income excluding such items provides additional information to investors to facilitate the comparison of past and present operations which are indicative of its ongoing operations. The Company excludes such items in evaluating key measures of performance internally and in assessing the impact of known trends and uncertainties on its business. The Company believes that this presentation provides a more balanced view of the underlying dynamics of the business. Financial results including the impact of the reduction to the

Brad Skinner
November 30, 2006

provision for income taxes, business realignment initiatives and the gain on the sale of business, over the three-year period may be insufficient in facilitating a complete understanding of the business as a whole and ascertaining the likelihood that past performance is indicative of future performance.”

In future filings, we will clearly label as non-GAAP measures the presentation of Adjusted Net Income as a Percent of Net Sales, Adjusted Operating Return on Average Stockholders’ Equity, Adjusted Operating Return on Average Invested Capital and any other measures which are presented or calculated using amounts which are not in accordance with GAAP.

Management’s Discussion and Analysis, page 13

2.	Expand your discussion of EBIT margins to identify the measure as a non-GAAP measure and to add the reconciliation and other disclosure required by Regulation S-K, Item 10(e).

We respectfully advise the Staff that EBIT margin, earnings before interest and income taxes as defined on page 13 divided by net sales, was calculated using amounts determined in accordance with GAAP as presented on the Consolidated Statements of Income on page 41. That is, we do not make any adjustments to exclude any items from GAAP net income. In future filings, we will provide the reconciliation of EBIT to net income (which reconciling items consist solely of interest and income taxes which can be readily derived from our GAAP income statement) and other relevant disclosures as required by Item 10(e).

3.	Expand your discussion of “Income excluding items affecting comparability” on page 15 to identify this as a non-GAAP measure.

We will expand our disclosures associated with “Income excluding items affecting comparability” in future filings to clearly identify such amounts as non-GAAP measures.

4.	Expand your disclosures on page 36 to identify the measure “adjusted operating return” as a non-GAAP measure. Add the reconciliation and other disclosure required by Regulation S-K, Item 10(e).

We will expand our disclosures associated with “Adjusted Operating Return on Average Stockholders’ Equity” and “Adjusted Operating Return on Average Invested Capital” in future filings to clearly indicate that these are non-GAAP measures. We will add the reconciliation for all years presented in future filings, along with any other disclosures required by Regulation S-K, Item 10(e).

* * * * * * * * * *

Brad Skinner
November 30, 2006

On behalf of The Hershey Company, I acknowledge the following with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (717) 508-3080 if you have any questions or need additional information.

Sincerely,

/s/ David J. West
David J. West
Senior Vice President,
Chief Financial Officer

U.S. Securities and Exchange Commission
Sandy Eisen
April Sifford

The Hershey Company
Gary P. Coughlan, Director and Chair, Audit Committee of the Board of Directors
Richard H. Lenny, Chairman, President, and Chief Executive Officer
David W. Tacka, Vice President, Chief Accounting Officer

KPMG
Larry P. Bradley
Howard B. Meltzer